SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________

NATHAN’S FAMOUS, INC.
(Name of Subject Company)
________________________

NATHAN’S FAMOUS, INC.
(Names of Filing Persons - Offeror)
________________________

Common Stock, $.01 Par Value
(Title of Class of Securities)
________________________

632347100
(CUSIP Number of Class of Securities)
________________________

Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.
One Jericho Plaza
Jericho, New York 11753
(516) 338-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*           A filing fee is not required in connection with this filing as it relates to the preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FOR:	NATHAN'S FAMOUS, INC.

COMPANY	Ronald G. DeVos, Vice President - Finance and CFO
CONTACT:	(516) 338-8500 ext. 229

FOR IMMEDIATE RELEASE

NATHAN’S FAMOUS TO COMMENCE DUTCH AUCTION TENDER OFFER

TO REPURCHASE UP TO 500,000 SHARES OF ITS OUTSTANDING COMMON STOCK

JERICHO, N.Y. – December 5, 2011 – Nathan’s Famous, Inc. (NASDAQ: NATH) today announced that it will commence mailing to its stockholders  on or about  December 8, 2011 a modified Dutch Auction tender offer to purchase for cash up to 500,000 shares of its common stock, $.01 par value, at a price per share of not less than $20.00 nor greater than $22.00, for a maximum aggregate purchase price of $11,000,000.  The closing price of the Company’s stock was $19.0999 on December 2, 2011.

The tender offer will commence on December 8, 2011, and the Company expects the tender offer will expire at 12:00 Midnight, Eastern Time, on January 12, 2012 unless extended or withdrawn.  The Company intends to fund this tender offer with cash on hand.  At September 25, 2011, the Company had approximately $15.2 million of cash and cash equivalents and $16.9 million of marketable securities.

Shares must be tendered prior to the expiration of the offer, and tenders of existing shares may be withdrawn at any time on or prior to the expiration of the offer.  Withdrawn shares will be returned to stockholders in accordance with the terms of the offer.  The tender offer will not be conditioned on any minimum number of shares being tendered.  However, the tender offer will be subject to customary conditions.

MacKenzie Partners, Inc. is acting as the Information Agent for the offer.  The Depositary will be American Stock Transfer & Trust Company, LLC.

The modified Dutch Auction would allow the Company’s stockholders to tender some or all of their shares at a price within the specified range and to do so without incurring any brokerage fees or commissions.  Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will select a single price per share within the range that will enable the Company to purchase 500,000 shares pursuant to the offer, or such lesser aggregate amount of its shares  that are properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if a stockholder tendered at a lower price. The Company reserves the right in the tender offer to purchase up to an additional 2% of its shares outstanding. The Company currently has 4,947,964 shares outstanding.

The Company’s executive management team and its Board of Directors are not participating in the tender offer.

The tender offer described in this press release has not yet commenced.  At the time the tender offer is commenced, the terms and conditions of the offer will be set forth in the offer to purchase, letter of transmittal and related documentation and will be distributed to holders of the Company’s shares and filed with the Securities and Exchange Commission (“SEC”). A copy of the offering documents may be obtained from MacKenzie Partners, Inc., the Information Agent for the offer, when they become available.  MacKenzie Partners, Inc.’s telephone number is (800) 322-2885 and email is tenderoffer@mackenziepartners.com.  Please contact MacKenzie Partners, Inc. with any questions regarding the offer.  Neither the Company, its Board of Directors, the Information Agent nor the Depositary is making any recommendation to stockholders as to whether to participate in the offer.

Stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  The tender offer materials will be available for free at the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders will be able to obtain a copy of these documents from the Information Agent as noted above, free of charge.  This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in the Company, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About Nathan’s Famous, Inc.

Nathan’s Famous, Inc.’s products are currently distributed in 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam, the Cayman Islands and six foreign countries through its restaurant system, foodservice sales programs and product licensing activities. At November 20, 2011, the Nathan’s restaurant system consisted of approximately 301 units, comprised of 296 franchised units and five company-owned units (including one seasonal unit). For additional information about Nathan’s please visit our website at www.nathansfamous.com.

Forward-Looking Statements

Except for historical information contained in this news release, the matters discussed are forward looking statements that involve risks and uncertainties.  Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, and similar expressions identify forward-looking statements, which are based on the current belief of the Company’s management, as well as assumptions made by and information currently available to the Company’s management.  The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, statements regarding the Company’s ability to complete the tender offer, the price at which the Company purchases shares pursuant to the tender offer, the number of shares the Company is able to purchase pursuant to the tender offer and other risks and factors identified from time to time in the Company’s filings with the SEC.  You are cautioned not to place undue reliance on any forward-looking statements contained in this press release.  The Company does not undertake any obligation to update such forward-looking statements.